Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED DECEMBER 31, 2006

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended June 30, 2006 and the interim unaudited consolidated financial statements for the six month period ended December 31, 2006. Except as discussed below, all other factors referred to and discussed at June 30, 2006 remain substantially unchanged. Financial data contained herein has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. All amounts included in the MD&A are in Canadian dollars, unless otherwise specified.

This report is dated as at February 15, 2007. Additional information related to the Company, including its most recent audited consolidated financial statements, is available for review on SEDAR at www.sedar.com.

Company overview

Goldbelt Resources Ltd. (“Goldbelt” or the “Company”) is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt trade on the TSX Venture Exchange under the symbol GLD.

The Company’s mineral properties include 20 tenements covering a total area of 4,716 km² in the Belahouro, Houndé, Bougouriba and Koupela regions of Burkina Faso.

Belahouro tenements and Inata Project

The Belahouro tenements are located approximately 220 km north of Ouagadougou, the capital of Burkina Faso. Goldbelt initially acquired a permit within the Belahouro region which covered an area of 1,187 km² and had an expiry date of April 3, 2006. In accordance with Burkina Faso mining laws, the Company was required to apply for a mining permit within the term of this permit and no later than three months prior to the final expiry date of April 3, 2006. On December 23, 2005, the Company lodged an application for a mining permit on the Inata Project with the government of Burkina Faso and is currently awaiting the results of the governmental review of this application, the results of which are expected in the first quarter of calendar 2007.

The Inata Gold Project Mining Permit application covers an area of 26 km² which overlies mineral resources within the western portion of the previously permitted Belahouro area. The Inata Gold Project is subject to a third party royalty of 2.5% and a government royalty of 3% on gross sales. In April 2006 Goldbelt established 948,000 ounces of Measured and Indicated and 190,000 ounces of Inferred resources at the Inata Project. The resource statement was prepared and reported as of April 24, 2006 in accordance with National Instrument 43-101 (Canada) by RSG Global, a qualified resource consulting firm based in Perth, Australia.

This resource base has formed the basis of the pre-feasibility study (the “Study”) on the Inata Project. The Study concludes that Inata will process 633,000 ounces of gold with an average annual gold production of 106,500 ounces of gold for the first five years. The average cash operating cost will be US$290 per ounce over a 6.1 year mine life. The Study is based on mineable reserves of 9.2 million tonnes of ore with an average grade of 2.15 grams per tonne. The Study proposes open pit mining with the ore to be processed through a conventional CIL plant with a design capacity of 1.5 million tonnes per annum. Oxide ore will be the main mill feed for the early part of the project life, and average gold recoveries are estimated at 95% for the first four years, and 93% thereafter. The Study reports a Net Present Value of

US$44 million at 5% discount rate and an Internal Rate of Return of 28% at US$550 per ounce. Total capital costs are estimated to be US$65.8 million. The Study is based on the resources published in April, 2006. GBM Minerals Engineering Consultants Ltd. was the lead consultant engaged by Goldbelt to oversee completion of the Study. A technical report entitled Prefeasibility Study Report for the Belahouro Gold Mine Project dated September 18, 2006 has been filed on SEDAR.

At the time of application for the Inata mining permit, the Company applied for and subsequently received (in July and August 2006) 10 new contiguous exploration tenements covering an area of 2,474 km² which includes the original area of the previous Belahouro permit. The Company has 2 additional tenements covering an area of 496 km² which are contiguous to these tenements and which were granted in August 2005 and April 2006. All of the exploration tenements are for a three year period with the ability for two further renewals of three years each. The Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep the Belahouro exploration tenements in good standing. There are a number of known gold occurrences over these tenements and drill data resulting from a drill program completed in 2006 is currently being compiled in preparation for a new drill program and eventually, revised resource estimation. These 12 exploration tenements and the Inata mining permit application together cover an area of 2,996 km² within the Belahouro region.

On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (“Tanami”) for the purchase of a used gold processing plant currently located near Darwin in the Northern Territory, Australia for A$2,000,000. A non-refundable deposit of $187,301 (A$200,000) was paid on signing the agreement and the balance of $1,587,525 (A$1,800,000) was paid in full in the current period. The Company has incurred $118,968 in expenditures relating to assessment of plant refurbishment and removal. A refundable security deposit of $180,722 (A$200,000) was paid to Tanami to meet potential removal expenditures incurred by Tanami.

The Company is obligated to dismantle this process plant at an estimated cost of approximately $1.2 million.The process of determining the costs and timetables to refurbish the plant to bring the equipment to “as new” condition has been completed and preparations for the subsequent dismantling, relocation and refurbishment have begun.

All equipment on site at the plant has recently been subject to extensive review by GBM Metals Engineering Consultants, who have outlined a dismantling program scheduled to begin in late April/May 2007, to coincide with the end of the wet season. The engineers’ scope of work was to determine the work needed and costs associated with the refurbishment required to the plant. Preliminary reports indicate that the equipment is in better condition than originally anticipated, resulting in a reduction in both cost and time required to complete the refurbishment. In line with the final recommendations from the engineers, it is now being determined which auxiliary parts of the structure will be re-used, and which will be sold.

The Company completed a 33,500 meter drilling campaign over Inata and the other Belahouro resource projects in calendar 2006. The focus of this drilling campaign which has incurred approximately $1.2 million in direct drilling costs, is the definition and expansion of the resources at Inata and developing further resources within the Belahouro tenements. The expanded Inata resource base will form the nucleus of the Inata feasibility study, which is expected to be completed later this year. Ongoing work at Belahouro includes a recent re-design of the dam structure which will be providing process water to the mill. Initial results indicate that the dam’s wall can be reduced in length from 4.5km to approximately 2.5km with associated cost savings. Geotechnical reviews of the plant site, camp and access road are in progress.

Other exploration tenements
In addition to the Belahouro area exploration tenements, Goldbelt has been issued 8 additional highly prospective exploration tenements. Seven of these exploration tenements cover 1,655 km² in the Houndé and Bougouriba regions located in the southwest part of Burkina Faso and 1 permit covers 65 km² in the Koupela region, southeast part of Burkina Faso.

Goldbelt’s geologists have been actively exploring the Houndé and Bougouriba tenements. To date approximately 17,000 soil and rock samples have been collected and assayed. These geochemical assay results and earlier geophysical survey results are currently being collated to provide an updated geological model of the tenements. The Company completed 6,000 meters of drilling on the Karba permit in Houndé which have shown promising results. Eleven of these holes indicated intervals of 4 meters of 1.67 g/t to 4.47 g/t close to surface. The Company also completed 2,000 meters of reconnaissance drilling on the Mandiasso and Diosso contiguous tenements in Bougouriba and early drill results have been encouraging. At Mandiasso, 5 holes indicated between 1 g/t and 5.7 g/t over intervals of 2 to 10 meters. At Diosso, 5 holes indicated between 1 and 8 g/t over intervals of 2 to 6 meters, also close to surface. The details of the drill hole results have been previously disclosed on SEDAR. The Company plans to conduct a geophysical exploration program at Karba, Mandiasso and Diosso in order to identify drill targets in 2007. To date, the company has expended $1.3 million on exploration costs on these tenements. The Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep these exploration tenements in good standing.

Analysis of Exploration Properties
The following table details the expenditures on the Burkina Faso properties as at December 31, 2006:

	Inata Project		Belahouro	Other
	Permit		Permits	Permits		Total
		$	$		$	$
Balance - June 30, 2005	9,741,320		-	499,883		10,241,203
Acquisition from Resolute	1,183,613		-	51,681		1,235,294
Assay and sampling	165,311		-	68,308		233,619
Drilling	382,266		-	-		382,266
Environmental studies	93,911		-	746		94,657
Geophysical	14,387		-	-		14,387
General and administrative	321,155		-	60,971		382,126
Hydrogeology	15,442		-	-		15,442
Project engineering	386,915		-	-		386,915
Resource and mine engineering	275,209		-	-		275,209
Salaries and benefits	418,044		4,968	114,924		537,936
Taxes	14,815		24,337	23,618		62,770
Travel and fuel	175,091		-	20,445		195,536
Expenditures in fiscal 2006	3,446,159		29,305	340,693		3,816,157
Balance - June 30, 2006	13,187,479		29,305	840,576		14,057,360
Assay and sampling	273,088		90,665	76,154		439,907
Drilling	1,038,834		378,342	247,579		1,664,755
Environmental studies	454		-	-		454
Geophysical	98,474		-	-		98,474
General and administrative	227,862		136,581	49,273		413,716
Project engineering	74,563		-	-		74,563
Resource and mine engineering	103,236		-	-		103,236
Salaries and benefits	196,546		84,660	41,411		322,617
Taxes	6,333		12,883	5,827		25,043
Travel and fuel	106,113		71,994	4,593		182,700
Expenditures in fiscal 2007	2,125,503		775,125	424,837		3,325,465
Balance - December 31, 2006	15,312,982		804,430	1,265,413		17,382,825

Liquidity and Capital Resources

The Company’s main sources of financing are its current cash and short term investments, equity markets and outstanding warrants and options. As at December 31, 2006, the Company had cash and short term investments of $9,607,738 compared to the June 30, 2006 balance of $6,119,181. The overall net increase from June 30, 2006 is due primarily to proceeds obtained from a significant private placement and an exercise of warrants. The increase is net of expenditures incurred on the Inata Project, and the Company’s drilling campaigns on Belahouro, Houndé and Bougouriba tenements, purchase of the used Brocks Creek gold processing plant in Australia, as well as general and administrative expenses.

In September 2006, the Company raised $7,980,000 though a private placement of 7,600,000 shares. In November 2006, the Company issued 4,714,932 common shares for proceeds of $2,944,118 pursuant to the exercise of all of the 4,714,932 warrants held by Resolute Limited of Perth, Australia.

During the quarter ended December 31, 2006, Company paid A$2 million under the terms of the agreement with Tanami to purchase the Brocks Creek plant located in Darwin, Australia. A refundable security deposit of A$200,000 was paid to Tanami to cover any potential removal expenditures incurred by Tanami. The Company is obligated to dismantle this plant which is estimated to cost approximately $1.2 million.

The Company had working capital of $9,677,785 as at December 31, 2006. These funds will be used to complete its calendar 1st quarter 2007 exploration drilling program at Inata, dismantle and commence refurbishment of the Brocks Creek process plant, prepare a bankable feasibility study on the Inata Project, conduct further exploration drilling on the Houndé and Bougouriba projects and administrative expenses. The Company plans to fund the development of the Inata mine through additional equity and/or debt financing.

The Company continues to assess potential sources of financing to proceed towards developing the Inata Project and to further its exploration activities within the Belahouro and other license areas in Burkina Faso. While the Company has been successful in the past in raising financing, there is no guarantee that the Company will be as successful in the future.

Selected Quarterly Information

The results of operations and financial position are summarized in the following tables, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

$ Cdn	Dec 31, 2006 2nd Quarter Fiscal 2007	Sep 30, 2006 1st Quarter Fiscal 2007	Jun 30, 2006 4th Quarter Fiscal 2006	Mar 31, 2006 3rd Quarter Fiscal 2006
Statement of operations
Loss	(837,978)	(878,423)	(900,440)	(1,245,303)
Loss per share	(0.01)	(0.02)	(0.03)	(0.03)
Balance Sheet
Working capital	9,677,785	9,185,080	5,866,202	292,222
Total assets	30,211,494	29,622,165	20,681,494	14,939,322
Shareholders’ equity	29,320,477	27,170,963	20,311,485	12,913,315
Statement of Cash Flows
Investments in mineral properties	1,421,729	1,815,774	784,576	902,147
Cash flow from issue of shares	2,943,878	7,393,728	5,295,764	2,874,518

$Cdn	Dec 31, 2005 2nd Quarter Fiscal 2006	Sep 30, 2005 1st Quarter Fiscal 2006	Jun 30, 2005 4th Quarter Fiscal 2005	Mar 31, 2005 3rd Quarter Fiscal 2005
Statement of operations
Loss	(820,338)	(346,534)	(386,375)	(965,154)
Loss per share	(0.02)	(0.01)	(0.01)	(0.06)
Balance Sheet
Working capital	(1,383,371)	(472,826)	745,129	2,851,746
Total assets	12,789,020	13,507,222	14,862,378	13,749,743
Shareholders’ equity	10,307,048	10,706,347	11,031,761	11,201,702
Statement of Cash Flows
Investments in mineral properties	400,107	1,718,725	896,512	2,003,916
Cash flow from issue of shares	23,033	Nil	Nil	7,346,725

Results of Operations

Six Months Ended December 31, 2006
For the six month period ended December 31, 2006, the Company incurred a loss of $1,716,401 (2005 - loss of $1,166,872). The loss was due mostly to corporate travel and promotion of $340,959 (2005 - $192,113), salaries and benefits of $326,664 (2005 - $257,077), shareholder relations of $316,584 (2005 -$128,659) and stock-based compensation expense of $387,787 (2005 - $419,126). The Company is increasing exploration and development activity on its properties in Burkina Faso and accordingly more travel costs were incurred. In the current 6 month period, the Company incurred salaries for one additional officer and three employees who were not employed throughout the comparative period. Stock compensation expense for both periods relate mostly to the amortization of options granted in fiscal 2006. Shareholder relations increased as the Company sought to establish a broader profile in the investment community.

Three Months Ended December 31, 2006
For the three month period ended December 31, 2006 (2005: $820,338), the Company incurred a loss of $837,978 compared to a loss of $878,423 for the three month period ended September 30, 2006. The most significant changes relate to stock compensation expense and shareholder relations. Stock-based compensation decreased from $344,173 in the previous quarter to $43,614 in the current quarter due to immediate vesting of most of the existing options at September 30, 2006 which resulted in the immediate expensing of unamortized balances. Shareholder relations increased from $31,594 in the previous quarter to $284,990 in the current quarter due to the campaign to increase its investor profile.

The loss for the comparative three month period ended December 31, 2005 was $820,338. The most significant changes again relate to stock compensation expense and shareholder relations and for similar reasons. Stock-based compensation decreased from $398,006 in the comparative quarter to $43,614. Shareholder relations increased from $53,978 to $284,990.

Related Party Transactions

The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

Related party	Type of	3 months ended December 31		6 months ended December 31
	fees	2006	2005	2006	2005

Directors	Consulting	59,500	23,000	89,500	54,000
Director related entities	Professional	-	12,000	-	24,000
		59,500	35,000	89,500	78,000

The current period’s transactions with directors included $57,500 (2005: $54,000) paid to Mr. Paul Morgan and $32,000 (2005: $24,000) paid to Mr. Brian Irwin the latter of whom is currently compensated based on a monthly retainer of $5,000.

Financial Instruments

The Company’s financial instruments consist of cash, short term investments, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Critical accounting estimates

The recoverability of the carrying value of the Inata Gold Project is dependent upon the ability to economically mine the reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company has yet to determine mineable reserves on its other mineral properties. The recoverability of the carrying values of these mineral properties is dependent upon the discovery of economically mineable reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Changes in future conditions could require material write-downs of the carrying values of mineral properties. Management conducts periodic reviews of its mineral properties to determine if write-downs are required. Management estimated that no write-downs were required in the quarter.

Significant estimates and assumptions also include those related to the estimated useful lives of equipment, determinations as to whether costs are expensed or deferred, and stock compensation valuation assumptions. Financial results as determined by actual events could differ from those estimates.

Risks and Uncertainties

The Company’s business is subject to a number of risks related to its exploration and development projects as well as risks related to the mining industry generally. These have been disclosed in the most recent fiscal 2006 MD&A.

Outlook

Our plans are to complete the drilling program in Belahouro with the intention of adding to the current resource base at Inata through the incorporation of both the recent drill data at and around the Inata deposit itself, and from drill data captured during drilling of several nearby known mineralized corridors. The Company has completed the major requirements in the approval process for the Inata Mining Permit and once this Mining Permit is received, will negotiate a Mining Convention with the Government of Burkina Faso. The Company has experienced good relations with government officials of Burkina Faso in obtaining and renewing its exploration tenements and in the application process for the Inata Mining Permit and expects this relationship to continue in developing its mining projects in the country. The Company is progressing with the plans for dismantling the Brocks Creek process plant in Australia and the associated refurbishment. This process plant will be incorporated into the Inata feasibility study. We have received promising results from our 2006 drill programs in our other exploration tenements at Houndé and Bougouriba in south-west Burkina; we will accordingly focus our future exploration activities on recognized target areas. We remain open to the review of opportunities for possible merger or acquisition of mineral properties in Africa, particularly West Africa.

SHARE CAPITAL INFORMATION AS AT FEBRUARY 15, 2007
Common shares	63,979,207
Common share options	5,760,000
Common share purchase warrants	764,241
Agents’ compensation options	270,466
Agents’ compensation share purchase warrants	135,233
Common shares on a fully diluted basis	70,909,147

Cautionary Note

Certain statements contained herein constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfil projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties,

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Disclaimer

The information contained herein is prepared by the Company and believed to be accurate but has not been independently audited or verified, and is provided for informational purposes. This information is not to be construed as an offer or as a recommendation to buy or sell securities of Goldbelt Resources Ltd. The Company’s officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.